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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        NATIONAL ADVERTISING GROUP, INC.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                       N/A
                                 --------------
                                 (CUSIP Number)


                     Inter-Global Investments, Incorporated
                        665 N.E. 195th Street, Suite 423
                        North Miami Beach, Florida 33179
                                 (305) 651-5909
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 22, 1997
             -------------------------------------------------------
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







                              THERE ARE NO EXHIBITS


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CUSIP NO.      N/A
             --------


1.       Name of Reporting Person. S.S. or I.R.S. Identification No. of
         Above Person   Inter-Global Investments, Incorporated
                     ------------------------------------------------


2.       Check the Appropriate Box if a Member of a Group
                  (a)                     (b)
                     ------------------       -----------------------


3.       SEC Use Only
                      -----------------------------------------------


4.       Source of Funds             WC
                         --------------------------------------------


5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                       ------------------------------


6.       Citizenship or Place of Organization          Florida
                                              ------------------------

Number of                  7.  Sole Voting Power    9,000,000
Shares                                           ---------------------
Beneficially
Owned by Each              8.  Shared Voting Power        -0-
Reporting                                          -------------------
Person With
                           9.  Sole Dispositive Power     9,000,000
                                                      ----------------

                           10. Shared Dispositive Power    -0-
                                                        --------------


11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                9,000,000
         -------------------------------------------------------------


12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares
               --------------------------------------------------------


13.      Percent of Class Represented by Amount in Row (11)     90%
                                                            ----------


14.      Type of Reporting Person               CO
                                  ----------------------------------




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         This statement on Schedule 13D (the "Schedule 13D") is filed on behalf of Inter-Global Investments, Incorporated (the "Reporting Person").

ITEM 1.      SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $0.001 par value, per share (the "Common Stock"), of National Advertising Group, Inc., a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 665 N.E. 195th Street, Suite 423, North Miami Beach, Florida 33179.

ITEM 2.      IDENTITY AND BACKGROUND.

         (a) Inter-Global Investments, Incorporated; James Chow is the President and sole shareholder of the Reporting Person.

         (b) The business address of both the Reporting Person and Mr. Chow is 665 N.E. 195th Street, Suite 423, North Miami Beach, Florida 33179.

         (c) The Reporting Person's principal business is financial consulting and investing.

         (d) Neither the Reporting Person nor Mr. Chow has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, neither the Reporting Person nor Mr. Chow has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a Florida corporation. Mr. Chow is a citizen of Hong Kong and a permanent resident of the United States of America.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Schedule 13D relates to the beneficial ownership of the Reporting Person of 9,000,000 shares of Common Stock. The aggregate purchase price of the Common Stock beneficially owned by the Reporting Person was $85,000. The source of funds for acquiring the foregoing shares of Common Stock was the Reporting Person's working capital.

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ITEM 4.      PURPOSE OF TRANSACTION.

         This Schedule 13D reports the beneficial ownership by the Reporting Person of over 5 percent of the Issuer's outstanding Common Stock. The purpose of the Reporting Person's acquisition of Common Stock was to acquire control of the Issuer.

         In connection with the Reporting Person's purchase of 9,000,000 shares of the Issuer's Common Stock on May 22, 1997, the size of the Issuer's Board of Directors was increased to two members and Eric J. Rentz was appointed to fill the vacancy on the Issuer's Board of Directors created by such increase. The Issuer has filed with the Securities and Exchange Commission and distributed to all its shareholders of record a Report pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Report"), advising that there is a pending change in a majority of the directors of the Issuer. Ten days subsequent to the distribution of the Report, Angel L. Lorie, Jr. will resign as a member of the Issuer's Board of Directors and James Chow will be appointed to fill the vacancy on the Issuer's Board of Directors created by such resignation.

         The Reporting Person intends to investigate various business opportunities with respect to the Issuer, but has no definitive plans or agreements at this time.

         Except as described above, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (c) and (e) through (j) of Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on June 5, 1997, the Reporting Person beneficially owned 9,000,000 shares of Common Stock, which constituted 90 percent of the 10,000,000 shares of Common Stock outstanding on March 31, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by it.

         (c) On May 22, 1997, the Reporting Person purchased from Florida Atlantic Group, Inc., 9,000,000 shares of Common Stock for an aggregate purchase price of $85,000, or approximately $.01 per share.

         (d) Not applicable.

         (e) Not applicable.

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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
           WITH RESPECT TO SECURITIES OF THE ISSUER.

           None.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

           None.



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 1997                                INTER-GLOBAL INVESTMENTS,
                                             INCORPORATED


                                            By: /s/ ERIC J.RENTZ
                                                --------------------
                                                Eric J. Rentz,
                                                Vice President


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